UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 19, 2011

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 19, 2011, NTS Mortgage Income Fund (the "Fund") was notified that its petition to the Delaware Court of Chancery for an extension of its deadline from December 31, 2011 to April 30, 2012 for purposes of winding up the corporate existence of the Fund was approved.

A copy of the Order is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      99.1   Court Order



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: /s/ Gregory A. Wells
Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: December 20, 2011



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE NTS MORTGAGE INCOME FUND,   )
a Delaware corporation in dissolution.   )
)
)

    C. A. No. 7093-VCG

ORDER

This Court having considered NTS Mortgage Income Fund's Verified Petition to Continue Corporation in Dissolution Pursuant to 8 Del. C. § 278, and good cause having been shown; IT IS HEREBY ORDERED this 19th day of December, 2011 as follows:

Pursuant to 8 Del. C. § 278, NTS Mortgage Income Fund's corporate existence shall continue until April 30, 2012 for purposes of winding up the corporate existence of NTS Mortgage Income Fund in accordance with 8 Del. C. § 278, unless an earlier date is requested by the Petitioner and ordered by this Court.



_____
Vice Chancellor